UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 17)*

                             INAMED CORPORATION
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                              (Name of Issuer)

                                COMMON STOCK
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                       (Title of Class of Securities)

                                 453235103
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                               (CUSIP Number)

    KENNETH MAIMAN, ESQ.                   ROBERT C. SCHWENKEL, ESQ.
 APPALOOSA MANAGEMENT L.P.         FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
26 MAIN STREET, FIRST FLOOR                   ONE NEW YORK PLAZA
    CHATHAM, NJ 07928                         NEW YORK, NY 10004
      (973) 701-7000                            (212) 859-8000
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    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                             SEPTEMBER 29, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 453235103

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               6,485,052

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             6,485,052

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,485,052

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.1%

14  TYPE OF REPORTING PERSON

        PN

                                SCHEDULE 13D

CUSIP No. 453235103

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               6,485,052

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             6,485,052

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,485,052

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.1%

14  TYPE OF REPORTING PERSON

        IN

                                SCHEDULE 13D

     This Amendment No. 17 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997, Amendment No. 8 filed on December 12, 1997, Amendment No. 9 filed on October 2, 1998, Amendment No. 10 filed on November 9, 1998, Amendment No. 11 filed on March 16, 1999, Amendment No. 12 filed on April 30, 1999, Amendment No. 13 filed on May 17, 1999, Amendment No. 14 filed on June 21, 1999, Amendment No. 15 filed on November 23, 1999 and Amendment No. 16 filed on September 7, 2000 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Of the 65,000 Shares acquired by the Reporting Persons on the open market since the filing of Amendment No. 16 to the Schedule 13D, 28,171 Shares were acquired with the funds of the Partnership, 32,123 Shares were acquired with the funds of Palomino and 4,706 Shares were acquired with the funds of Tersk.


ITEM 4.   Purpose of Transaction.
          ----------------------

     The Schedule 13D is hereby amended to reflect the recent acquisition of Shares by the Reporting Persons who, as of the date hereof, may be deemed to beneficially own approximately 30.1% of the issued and outstanding Shares.


ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     On September 28, 2000, the Partnership, Palomino and Tersk purchased, in the aggregate, 2,000 Shares in the open market for an aggregate purchase price of $64,000 (or a purchase price per share of $32), and on September 29, 2000, the Partnership, Palomino and Tersk purchased, in the aggregate, 63,000 Shares in the open market for an aggregate purchase price of $1,827,630 (or an average purchase price per share of $29.01).

     Accordingly, Item 5 is hereby amended to reflect that, as of the date hereof, the Partnership, Palomino, Palomino Holdings and Tersk may be deemed to have beneficial ownership of 2,880,968, 732,106, 2,504,625 and 367,353 Shares, respectively (or 6,485,052 Shares in the aggregate).

(a) This statement on Schedule 13D relates to 6,485,052 Shares which may be deemed to be beneficially owned by the Reporting Persons and which constitute approximately 30.1% of the issued and outstanding Shares.

(b) The Manager may be deemed to have the sole voting and dispositive power with respect to 6,485,052 Shares. Mr. Tepper may be deemed to have sole voting power and dispositive power with respect to 6,485,052 Shares.

(c) Except as described in this Schedule 13D, none of the Reporting Persons have effected any transactions in Shares since the filing of Amendment No. 16 to the Schedule 13D.

(d)  Not applicable

(e)  Not applicable

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2000


                                APPALOOSA MANAGEMENT, L.P.

                                By:  Appaloosa Partners, Inc.,
                                     Its General Partner

                                By:  /s/ David A. Tepper
                                    -------------------------------
                                    Name:  David A. Tepper
                                    Title: President



                                     /s/ David A. Tepper
                                    -------------------------------
                                    David A. Tepper